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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-53155

VLOV INC.
(Exact name of registrant as specified in its charter)

5F, No. 151 Taidong Road Xiamen Guanyin Shan International Business Center Siming District, Xiamen City Fujian Province 361008 People’s Republic of China
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.00001 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                                ☒
Rule 12g-4(a)(2)                                ☐
Rule 12h-3(b)(1)(i)                            ☒
Rule 12h-3(b)(1)(ii)                           ☐
Rule 15d-6                                         ☐

Approximate number of holders of record as of the certification or notice date:	67

Pursuant to the requirements of the Securities Exchange Act of 1934, VLOV Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 6, 2013	By:	/s/ Qingqing Wu
Qingqing Wu, Chief Executive Officer